SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]    Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
        (No fee required, effective October 7, 1996 )

        For fiscal year ended    December 31, 1999

Or

[   ]    Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
        (No fee required )

        For the transition period from                                        to

        Commission file number:          333-27813

        A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Saks Fifth Avenue Retirement Savings Plan

        B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Saks Incorporated
750 Lakeshore Drive, Birmingham, AL  35211

SIGNATURES

        The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                               Saks Fifth Avenue Retirement Savings Plan
                                                                                     (Name of Plan)

Date:        June 28, 2000                        By:
                                                                        Douglas A. Coltharp

Saks Fifth Avenue Retirement
Savings Plan

Financial Statements and Supplemental Schedules
For the Year Ended December 31, 1999

Saks Fifth Avenue Retirement Savings Plan
Table of Contents

Page

Report of Independent Accountants	1

Financial Statements:
Statements of Net Assets Available for Plan Benefits
December 31, 1999 and 1998	2

Statement of Changes in Net Assets Available for Plan Benefits
for the year ended December 31, 1999	3

Notes to Financial Statements	4 - 11

Supplemental Schedules:
*Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
December 31, 1999	12

*Schedule H, Line 4j - Schedule of Reportable Transactions
for the year ended December 31, 1999	13-14

*Refers to item number in Form 5500 (Annual Return/Report of Employee
Benefit Plan) for the plan year ended December 31, 1999.

Report of Independent Accountants

To the Plan Asset Committee
of the Saks Fifth Avenue Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Saks Fifth Avenue Retirement Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the historical cost of certain plan investments sold during the plan year. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ PricewaterhouseCoopers LLP

June 21, 2000

Saks Fifth Avenue Retirement Savings Plan
Statement of Net Assets Available for Plan Benefits
December 31, 1999 and 1998

	1999	1998

ASSETS

Investments, at fair value	$ 216,934,322	$ 177,343,086
Receivables:
Participant loans	7,895,992	6,827,516
Contributions	262,537	572,336
Other	-	55,254

Total assets	225,092,851	184,798,192

LIABILITIES AND NET ASSETS
AVAILABLE FOR PLAN BENEFITS

Administrative expenses payable	54,115	28,055
Other	55,279	-

Total liabilities	109,394	28,055

Net assets available for plan benefits	$ 224,983,457	$ 184,770,137

The accompanying notes are an integral part of these financial statements.

Saks Fifth Avenue Retirement Savings Plan
Statements of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 1999

Additions to net assets attributed to:
Net appreciation in the fair value
of investments	$ 13,439,071
Interest income	13,871,832
Dividend income	524,184
Participant contributions	24,255,472
Employer contributions	4,928,696

57,019,255
Deductions from net assets attributed to:
Benefit and withdrawal payments	16,491,455
Administrative expenses	314,480

16,805,935

Net increase	40,213,320
Net assets available for plan benefits, beginning of year	184,770,137

Net assets available for plan benefits, end of year	$ 224,983,457

The accompanying notes are an integral part of these financial statements.

Saks Fifth Avenue Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 1999

  Description of the Plan

  The following description of the Saks Fifth Avenue Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

  General - The Plan is a defined contribution plan covering substantially all employees of the Saks Fifth Avenue Division of Saks Incorporated and Subsidiaries (collectively, the "Company" or "Employer"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

  Plan Administrator and Trustee - The Plan is sponsored by the Company and administered on a day-to-day basis by the plan administrator, who was appointed by the Board of Directors of the Company. The Committee, appointed by the Board of Directors of the Company, was established to oversee the investment of plan assets. The Fidelity Management Trust Company ("the Trustee") was appointed by the Committee and acts as Trustee, recordkeeper and investment manager of the Plan at the direction of the Committee.

  Eligibility - Generally, an employee, subject to certain exceptions, may elect to participate in the Plan after completing 12 months of employment, during which time he or she has at least 1,000 hours of service and has attained age 21.

  Contributions - Participants may elect for regular payroll deductions, ranging from 1% to 16% of compensation, as defined, to be contributed to the Plan on a before- or after-tax basis, or both. No participant shall be permitted to elect before-tax contributions under the Plan during any calendar year in excess of the amount prescribed by the Secretary of the Treasury under the Internal Revenue Code (the "Code") ($10,000 for 1999). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans ("rollover contributions") provided such contributions meet the requirements of the Plan document.

  Company matching contributions must comply with applicable provisions of the Code and are remitted to the Trustee after each pay period. The Company's matching contribution rate is 31% of the first 6% of compensation contributed to the Plan by a participant. This matching rate may be increased at the discretion of the Company's Board of Directors.

  At December 31, 1999 and 1998, contributions receivable consisted of participant contributions of $218,975 and $480,292, respectively, and a Company matching contribution of $43,562 and $92,044, respectively.

  Participant Accounts - Participants may elect to invest their contributions in any one or a combination of various investment options in 1% increments. The Plan currently offers eleven mutual funds, Employer common stock and an interest income fund as investment options for participants. The contribution rate, investment mix and contribution allocation can be changed by the participant on any business day. Transfers of existing investments between funds is also permissible upon election. The net investment gain or loss for each of the investment funds is allocated daily to each participant's elective and matching accounts in the proportion which each such account bears to the total of each corresponding fund.

  Payment of Benefits - Generally, a participant is entitled to his or her daily total account balance coincident with or immediately following age 65. Additionally, a participant is entitled to the full value of his or her account as of the valuation date coincident with or immediately following disability.

  Upon the death of a participant, the beneficiary will receive the full value of his or her account as of the valuation date coincident with or immediately following the date of death. Benefits are recorded when paid.

  Vesting - The Company matching account vests according to the following schedule:

Years of Vesting Service	Percent Vested

Less than 2 years	0%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 years or more	100%

  Employee contributions, including rollover contributions, are always fully vested.

  Forfeitures - Participants who terminate employment, but have not become fully vested, forfeit the unvested balances in their accounts. In accordance with the Plan document, the forfeiture amount is applied toward Company matching contributions. Forfeitures aggregated $278,462 for the plan year ended December 31, 1999.

  Withdrawals - A participant may withdraw all or a portion of the value of his or her after-tax contribution account or rollover account. The withdrawal may not be more frequent than once every three months.

  Upon attaining age 59-1/2, a participant may withdraw all or a portion of his or her vested account balances. Additionally, a participant may withdraw from his or her before-tax contribution account and Company matching account, to the extent vested, for financial hardship. Generally, hardship withdrawals must be for at least $500 and may not be more frequent than once every three months. Participant contributions to the Plan will be suspended for 12 months after making a hardship withdrawal.

  Loans - A participant may borrow from the vested portion of his or her account. The minimum amount of any loan is $1,000. The maximum amount of a loan is equal to the lesser of $50,000, or 50% of the vested value of his or her account less any other outstanding loans. Only two loans are permitted at a time. Loans are collateralized by the balance in the participant's account.

  Interest rates are determined by the plan administrator. For the year ended December 31, 1999, interest rates were determined to be the prime rate as of the first day of the month the loan is initiated, plus 1%. Generally, the repayment period is not less than six months or more than five years, except that a loan to purchase a primary residence may have a term exceeding five years.

  Administrative Expenses - Expenses incurred with respect to the administration of the Plan are paid from the assets of the Plan to the extent allowed under ERISA. To the extent such expenses are not paid by the Plan, they are paid by the Company.

  Summary of Significant Accounting Policies

  Basis of Presentation - The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

  Risks and Uncertainties - The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Generally all investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

  Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Valuation of Investments and Income Recognition - Investments in guaranteed investment contracts ("GICs") are stated at contract value, which approximates fair value, as reported by the Trustee. The average yield for the Interest Income Fund was 5.8% and 5.98% for 1999 and 1998, respectively. At December 31, 1999 and 1998, the crediting interest rates of the investment contracts ranged from 5.12% to 5.99% and 5.10% to 8.03%, respectively. Generally, contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to purchase annuities, withdrawals made pursuant to contract terms and administration expenses charged by the companies entering into the contracts with the Plan.

  Investments in the Trustee's Magellan, Balanced, U.S. Equity Index, Asset Manager, Asset Manager-Growth, Asset Manager-Income, Contrafund, Growth and Income, Overseas, PIMCO Total Return Bond, and Low-Priced Stock Funds are listed on an exchange and valued at the latest quoted market prices. Investments in the company's own stock are valued at the latest quoted market prices.

  Short-term investments are reflected at original cost. Accreted discount on investments is included in interest income. The value of investments at original cost plus the amount of accreted discount approximates fair value.

  Loans to participants are valued at cost which approximates fair value.

  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

  The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

  Participants are exposed to credit loss in the event of non-performance by the Trustee or nonperformance by the companies in which the investments are placed.

  Set forth below are the major categories of investments at December 31, 1999 and 1998:

	1999				1998
	Unit Shares	Per Share Value	Fair Value (a)		Unit Shares	Per Share Value	Fair Value (a)

Interest Income Fund	53,270,458	$ 1.00	$ 53,270,458	(b)	54,010,239	$ 1.00	$ 54,010,239	(b)
U.S. Equity Index Fund	871,753	$ 52.09	45,409,582	(b)	825,397	$ 43.96	36,284,449	(b)
Balanced Fund	774,147	$ 15.36	11,890,904	(b)	635,526	$ 16.36	10,397,212	(b)
Magellan Fund	376,853	$ 136.63	51,489,391	(b)	292,969	$ 120.82	35,396,506	(b)
Asset Manager Fund	540,855	$ 18.38	9,940,920		503,079	$ 17.39	8,748,543
Asset Manager-Growth Fund	806,675	$ 19.67	15,867,297	(b)	750,695	$ 18.68	14,022,977	(b)
Asset Manager-Income Fund	275,814	$ 12.18	3,359,414		266,365	$ 12.32	3,281,614
Saks Incorporated Stock Fund (c)	204,534	$ 4.57	934,256		92,437	$ 9.21	851,341
Contrafund	147,181	$ 60.02	8,833,801		80,780	$ 56.79	4,587,479
Growth & Income Fund	239,511	$ 47.16	11,295,326	(b)	167,439	$ 45.84	7,675,398
Overseas Fund	67,456	$ 48.01	3,238,571		38,701	$ 35.98	1,392,478
PIMCO Total Return Bond Fund	76,449	$ 9.90	756,845		40,925	$ 10.54	431,348
Low-Priced Stock Fund	28,602	$ 22.64	647,557		11,532	$ 22.85	263,502

Total at fair market value			$ 216,934,322				$ 177,343,086

Total at cost			$ 178,100,316				$ 147,424,453

(a) Reported at contract value with respect to GIC's
(b) Investments which represent more than 5% of net assets available for plan benefits.
(c) The Saks Incorporated Stock Fund is measured in "Units" of participation rather than in shares of Saks Incorporated common stock.

  Guaranteed Investment Contracts

  At December 31, 1999 and 1998, investments in GICs consisted of the following:

	1999	1998

Guaranteed investment contracts:
Combined Insurance (contract #CG-1040)
maturing on September 30, 1999, bearing interest at 6.22%		$ 3,770,253

Lincoln National (contract #GA 09596)
maturing on September 29, 1999, bearing interest at 5.16%		3,494,686

New York Life (contract #GA 30372)
maturing on March 31, 1999, bearing interest at 6.14%		4,852,968

Ohio National Life Insurance Company (contract #GA 5723)
maturing on March 31, 1999, bearing interest at 6.08%		2,663,810

Principal Mutual (contract #41517701)
maturing on September 30, 1999, bearing interest at 8.03%		2,762,899

Sun Life of Canada (contract #S-0854-G)
maturing on September 30, 1999, bearing interest at 5.80%		3,456,864

Lincoln National (contract #GA 09596)
maturing on January 31, 2000, bearing interest at 5.12%	$ 3,494,686

Total guaranteed investment contracts	$ 3,494,686	$ 21,001,480

  Interest rates stated in connection with the GICs are net of the annual rate charged for administrative expenses.

  Short-Term Investments

  At December 31, 1999 and 1998, short-term investments consisted of the following:

	1999	1998

Short-term investments:
Fidelity STIF (Cash Portfolio) open maturity, bearing interest at
5.76% and 5.10% in 1999 and 1998, respectively	$ 42,789,806	$ 1,484,578

Duetsche Bank ABS (DISCV932A/SAKS1) maturing on
January 15, 1999, bearing interest at 7.21%		1,040,726

Fidelity Managed Income Portfolio II (633 GCSF) open maturity,
bearing interest at 6.13% in 1998		23,237,638

Monumental Life ABS (BDA00201TR-02) maturing on February 16,
1999, bearing interest at 5.97%		2,473,261

Monumental Life ABS (BDA00201TR-02) maturing on February 15, 2000, bearing interest at 5.99%	2,464,291

Monumental Life ABS (BDA00201TR-04) maturing on January 18, 2000 and January 15, 1999, bearing interest at 5.97%	2,200,907	2,392,039

Monumental Life ABS (BDA00201TR-05) maturing on February 15, 2000 and February 17, 1999, bearing interest at 5.69%	_ 2,320,768	2,380,517

	$ 49,775,772	$ 33,008,759

  Plan Termination

  Although it has not expressed any intention to terminate the Plan, the Company has the right to do so at any time subject to the provisions of ERISA. In the event of the termination of the Plan, the account balances of participants shall be nonforfeitable.

  Form 5500

  Any differences existing between the Form 5500 and the numbers included in this report relate to accruals reflected in the financial statements and amounts allocated to withdrawing participants on the Form 5500 for benefit claims that were processed and approved for payment before December 31, 1999, but that had not yet been paid.

  Tax Status

  On September 22, 1995, the Company received a favorable determination letter from the Internal Revenue Service as to the qualified tax-exempt status of the Plan under Section 401(a) of the Code. This status exempts the Plan from Federal income taxes. The plan administrator believes that the Plan continues to qualify and operate in compliance with applicable requirements of the Internal Revenue Code.

  Related Party Transactions

Certain Plan investments represent shares in mutual funds or a short term investment fund managed by Fidelity Management Trust Company, the Trustee, which is, therefore, a party-in-interest. Fees paid by the Plan to the Trustee for the investment-management and record-keeping services amounted to $314,480 in 1999. The amount owed by the Plan to the Trustee at December 31, 1999 and 1998 was $54,115 and $28,055, respectively.

Supplemental Schedules

Saks Fifth Avenue Retirement Savings Plan
 Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
December 31, 1999

			c.	Description of Investment Including
	b.	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,		e. Current
a.		Lessor, or Similar Party		Collateral, Par or Maturity Value	d. Cost	Value

*		Fidelity Magellan Fund		Mutual Fund	$ 37,408,617	$ 51,489,391
*		Fidelity U.S. Equity Index Fund		Mutual Fund	26,041,221	45,409,582
*		Fidelity Balanced Fund		Mutual Fund	11,430,885	11,890,904
*		Fidelity Asset Manager Fund		Mutual Fund	9,073,773	9,940,920
*		Fidelity Asset Manager
		Growth Fund		Mutual Fund	14,001,637	15,867,297
*		Fidelity Asset Manager
		Income Fund		Mutual Fund	3,269,425	3,359,414
*		Saks Incorporated
		Stock Fund		Utilized Stock Fund	1,377,808	934,256
*		Fidelity Contrafund		Mutual Fund	8,127,015	8,833,801
*		Fidelity Growth and Income Fund		Mutual Fund	10,116,034	11,295,326
*		Fidelity Overseas Fund		Mutual Fund	2,551,504	3,238,571
*		Fidelity PIMCO Total Return Bond
		Fund		Mutual Fund	791,550	756,845
*		Fidelity Low-Priced Stock Fund		Mutual Fund	640,389	647,557

		Total Fidelity Mutual Funds			124,829,858	163,663,864

		Lincoln National #GA09596		Guaranteed investment contract, matures January 31, 2000, and bears interest at 5.12%	3,494,686	3,494,686

		Various		Short-term investment	49,775,772	49,775,772

		Total investments			$ 178,100,316	$ 216,934,322

*		Loans to participants:
		Saks Fifth Avenue Retirement
		Savings Plan			$ -	$ 7,895,992

*	Denotes party-in-interest to the Plan.

Saks Fifth Avenue Retirement Savings Plan
Schedule H, Line 4j - Schedule of Reportable Transactions
For Year Ended December 31, 1999

I.	Single transactions exceeding 5% of assets.

NONE

II.	Series of transactions involving property other than securities.

NONE

III.	Series of transactions of same issue exceeding 5% of assets.

NONE

IV.	Transactions in conjunction with same person involved in reportable single transactions.

NONE

Saks Fifth Avenue Retirement Savings Plan
Schedule H, Line 4j - Schedule of Reportable Transactions
For Year Ended December 31, 1999

         No Schedule of Reportable Transactions would be prepared as investments are participant-directed.  Only nonparticipant-directed transactions are required to be reported.